

13010902

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 26 2013

Washington DC 405

SEC FILE NUMBER
8- 33475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2012___ AND ENDING ___12/31/2012___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodgers Brothers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Cranberry Woods Drive

(No. and Street)

Cranberry Township   Pennsylvania   16066

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Rodgers   724-779-2200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC

(Name – if individual, state last, first, middle name)

5700 Corporate Drive, Suite 800   Pittsburgh   Pennsylvania   15237

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Mark Rodgers_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Rodgers Brothers, Inc._____ , as of __December 31_____ , 20__12__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

[signature]
Signature

President
Title

[signature] Meredith Henn   2-7-13
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODGERS BROTHERS, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2012

CONTENTS

Independent Auditors' Report and Financial Statements

Independent Auditors' Report   1 - 2

Statement of Financial Condition   3

Statement of Operations   4

Statement of Changes in Subordinated Borrowings   5

Statement of Changes in Stockholders' Equity   6

Statement of Cash Flows   7

Notes to Financial Statements   8 - 12

Supplementary Information

Computation of Net Capital Under SEC Rule 15c3-1   13

Reconciliation of Reported Net Capital Under SEC Rule 15c3-1   14

Statement of Exemption from Reserve Requirement Computation under SEC Rule 15c3-3   15

Other Information

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1)
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3   16 - 17

Independent Accountants' Report on Applying Agreed Upon Procedures Related to
an Entity's SIPC General Assessment Reconciliation   18 - 19



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Rodgers Brothers, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Rodgers Brothers, Inc.** (the "Company") as of December 31, 2012, and the related statements of operations, changes in subordinated borrowings, and changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Rodgers Brothers, Inc.** as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Other Matters

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules on pages 13 through 15 is presented for additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Varny & Co., LLC

February 12, 2013

RODGERS BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and Cash Equivalents	$	147,820
Deposit with Clearing Organization		25,000
Receivable From Clearing Organization		16,955
Investment Advisory Fees Receivable		401,095
Securities Owned - At Fair Value		87,776
Investment in Limited Partnerships - At Estimated Fair Value		2,000
Furniture and Equipment - At Cost, Less Accumulated Depreciation of		
Approximately $46,400		26,679
Total Assets	$	707,325

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$	60,476

Stockholders' Equity

Common Stock - Par Value $1 Per Share; 10,000 Shares Authorized;	
980 Shares Issued and Outstanding	980
Additional Paid-In Capital	134,673
Retained Earnings	511,196
Total Stockholders' Equity	646,849

Total Liabilities and Stockholders' Equity	$	707,325

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2012

REVENUE

Investment Advisory Fees	$	1,560,712
Commissions, Net of Clearing Costs		187,290
Oil and Gas Royalties		2,808
Interest and Dividends		2,625
Net Dealer Inventory and Investment Losses		(70,572)
Total Revenue		1,682,863

EXPENSES

Employee Compensation and Benefits		1,293,020
Other Operating Expenses		200,357
Occupancy and Equipment Rentals		146,257
Communications		23,833
Interest Expense		253
Total Expenses		1,663,720
Net Income	$	19,143

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2012

Balance - December 31, 2011	$	-
Increases		-
Decreases		-
Balance - December 31, 2012	$	-

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - December 31, 2011	$ 980	$ 134,673	$ 492,053	$ 627,706
Net Income	-	-	19,143	19,143
Balance - December 31, 2012	$ 980	$ 134,673	$ 511,196	$ 646,849

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

OPERATING ACTIVITIES

Net Income	$	19,143
Noncash Items Included in Net Income		
Depreciation Expense		14,771
Changes In		
Receivable From Clearing Organization		6,779
Investment Advisory Fees Receivable		(26,702)
Securities Owned		(32,248)
Accounts Payable, Accrued Expenses, and Other Liabilities		(6,944)
Net Decrease in Cash and Cash Equivalents		(25,201)
Cash and Cash Equivalents - Beginning		173,021
Cash and Cash Equivalents - Ending	$	147,820

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$	253
Cash Paid for Income Taxes	$	121

The accompanying notes are an integral part of these financial statements.

RODGERS BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Rodgers Brothers, Inc. was incorporated in January 1985, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and as an investment advisor registered with the Securities and Exchange Commission ("SEC").

The Company executes principal (proprietary) and agency (customer) securities transactions and provides other investment services through a d/b/a, Monongahela Capital. The Company conducts the majority of its business from its principal office in Pittsburgh with a supporting office in Chicago, Illinois.

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements of Rodgers Brothers, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions

The Company is associated with RBC Capital Markets LLC on a fully disclosed basis in connection with execution and clearance of the securities transactions effected by the Company and its customers. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3.

Securities transactions, together with the related commission revenue and expenses, are recorded on the settlement date basis, generally the third business day following the trade date.

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains balances on deposit with financial institutions and it's clearing broker. Those organizations are located in Pennsylvania (financial institutions) and New York (clearing organization). Certain of the cash accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation ("FDIC"). The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with these accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk (Continued)

For purposes of reporting cash flows, the Company considers checking accounts and balances maintained at the clearing organization to be cash equivalents. Financial instruments which potentially expose the company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC topic on Fair Value Measurements and Disclosures. Securities owned by the Company are principally held in accounts with the Company's clearing organization and consist of equity securities. The securities accounts at the clearing organization are insured by SIPC up to $500,000.

Investments in securities and securities sold short (if any) traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year.

Investments into the limited partnerships for which there is a limited market are valued at management's estimate of market value. The resulting difference between cost and market is included in operations.

Purchases and sales of securities are recorded on a trade date basis. Realized gains and losses on security transactions are based on the specific-identification method. Dividends and dividends on securities sold short are recorded when received. Interest on fixed income securities owned is accrued as earned.

Furniture and Equipment

Furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives ranging from five to seven years. Depreciation expense for the year ended December 31, 2012, amounted to approximately $14,800.

Investment Advisory Fees

Investment advisory fees charged to customers are recorded at the end of each quarter for services performed for the prior quarter.

Commissions, net of clearing charges, are recorded on the trade date basis.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company follows the guidance of the FASB ASC topic on Income Taxes. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next 12 months. In general, the Company's tax positions for open years remain subject to examination by tax authorities in the jurisdictions in which the Company operates.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2012 and through February 12, 2013, the date the financial statements were issued.

3 - FAIR VALUE MEASUREMENTS

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Equity Securities: Valued at quoted market prices or at cost based on limited marketability.

Limited Partnerships: Valued at two times cash flow calculation adjusted for unusual fluctuations in receipts.

There have been no changes in the methodologies used at December 31, 2012.

3 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Equity Securities	$ 87,776	$ -	$ -	$ 87,776
Limited Partnerships	-	-	2,000	2,000
	$ 87,776	$ -	$ 2,000	$ 89,776

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2012:

	Balance January 1, 2012	Unrealized Gains (Losses)	Purchases and Sales	Balance December 31, 2012
Limited Partnerships	$ 2,000	$ -	$ -	$ 2,000

4 - DUE FROM CLEARING BROKER

Amounts receivable from the Company's clearing broker at December 31, 2012 consisted approximately of the following:

Deposit With Clearing Broker	$ 25,000
Receivable From Clearing Broker	16,955
	$ 41,955

The Company clears its proprietary transactions and customer transactions on a fully disclosed basis through RBC Capital Markets LLC. The receivable from clearing broker indicated above represents the net amount due from RBC Capital Markets LLC.

5 - INCOME TAXES

Deferred income taxes are not reflected within the financial statements as there are immaterial differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A capital loss carryforward of approximately $178,400 is available to offset future capital gains. Because of uncertainty of the realization of capital loss carryforward, a full valuation allowance had been recognized by the Company in the year the losses were incurred. Losses are set to expire in various years through 2017.

6 - RETIREMENT PLAN

The Company sponsors a profit sharing plan covering all employees who have obtained the age of 21 and completed at least one year of service. The Company's contributions to the plan are discretionary. During 2012, the Company made no contributions in current year.

7 - COMMITMENTS AND CONTINGENCIES

The Company leases office space and equipment under several long-term operating lease agreements that expire in 2014. The Company's office lease agreements contain certain escalation clauses and provisions for additional rents for operating expenses of the leased premises. The agreements also contain provisions for renewal of the lease at rental rates based upon prevailing market rates at the time of renewal. For the year ended December 31, 2012, rent expense under the leases was approximately $140,000.

Approximate future minimum lease obligations under non-cancelable operating leases having remaining lease terms in excess of one year for each of the next two years and in total are:

Year Ending
December 31,

2013	$	120,500
2014		85,100
	$	205,600

8 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2012, the Company's net capital under the uniform net capital rule was approximately $202,500, which exceeded the minimum capital requirements by approximately $102,500. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012, was .29 to 1.

SUPPLEMENTARY INFORMATION

RODGERS BROTHERS, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2012

NET CAPITAL

Stockholders' Equity $ 646,849

Deductions

Nonallowable Assets:

Other Assets $ 403,400

Furniture and Equipment, Net   26,679

Haircuts on Securities Owned   14,237   444,316

Net Capital $ 202,533

AGGREGATE INDEBTEDNESS

Accounts Payable, Accrued Expenses, and Other Liabilities $ 60,476

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net Capital Requirement (Greater of 6⅔% of Aggregate
   Indebtedness or $100,000) $ 100,000

Net Capital in Excess of Amount Required   102,533

Net Capital $ 202,533

Ratio of Aggregate Indebtedness to Net Capital   .29 to 1

RODGERS BROTHERS, INC.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2012

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2012)

Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report, as Originally Filed	$	202,533
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	202,533

RODGERS BROTHERS, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2012

Rodgers Brothers, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (RBC Capital Markets LLC: SEC#8-45411) or other distributors. Rodgers Brothers, Inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

OTHER INFORMATION



Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Rodgers Brothers, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **Rodgers Brothers, Inc.** (the "Company") for the year ended December 31, 2012, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

[signature]

February 12, 2013



Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors
Rodgers Brothers, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by **Rodgers Brothers, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. ("FINRA"), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records (vendor disbursements records) entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2012 interim financial statements, and Company general ledger account analyses), noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2012 interim financial statements, and Company general ledger account analyses) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2013

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033475   FINRA   DEC
RODGERS BROTHERS INC   13*13
800 CRANBERRY WOODS DR STE 200
CRANBERRY TOWNSHIP PA 16066-5219

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _4303_

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_2120_)

   _7/30/12_
   Date Paid

   C. Less prior overpayment applied   (_0_)

   D. Assessment balance due or (overpayment)   _2183_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _—_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _2183_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _2183_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rodgers Brothers Inc
(Name of Corporation, Partnership or other organization)

(signature)
(Authorized Signature)

Dated the _12_ day of _February_, 20_13_.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

RODGERS BROTHERS, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2012



Lally&Co.
CPAs and Business Advisors